[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 3, 2011

Jay Ingram

Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.

    Amendment No. 1 to Registration Statement on Form S-1

    Filed May 11, 2011

    File No. 333-173022

Dear Mr. Ingram:

On behalf of our client, SunCoke Energy, Inc. (“SunCoke” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 25, 2011, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and is enclosing six courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement as filed on May 11, 2011. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 2.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

General

1.	We note your response to comment seven in our letter dated April 15, 2011. Please identify Sunoco as an underwriter. Revise the disclosure throughout the prospectus to also clearly and prominently identify the debt exchange party as an underwriter. Additionally, please clarify whether the debt exchange party is obligated to exchange Sunoco’s debt securities for SunCoke’s common stock. We note that on the Prospectus Cover Page you qualify the debt exchange party’s obligation by stating Sunoco is offering shares of your common stock “if and to the extent the debt exchange party acquires such shares from Sunoco . . . .” Please advise or revise your disclosure on the Prospectus Cover Page and the Underwriting section as necessary.

Response: The Company has revised the Registration Statement on the Cover Page and pages 8, 9, 198 and 199 in response to the Staff’s comment.

Prospectus Summary, page 1

The Underwriting and Exchange, page 7

2.	Please disclose the value of the debt obligations held by the debt exchange parties that are being exchanged for your shares of common stock, along with the number of shares being issued to the debt exchange parties.

Response: The Company has revised the Registration Statement on page 199 in response to the Staff’s comment.

The Offering, page 10

3.	We partially reissue comment 18 in our letter dated April 15, 2011. In this section, the Prospectus Cover Page, the Prospectus Summary, and the Underwriting section, please name the debt exchange party and disclose its relationship to Credit Suisse and any of the other underwriters.

Response: The Company has revised the Registration Statement on the Cover Page and pages 8, 9, 198, and 199 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

Risk Factors, page 15

We will be subject to the same material weakness..., page 31

4.	We note the risk factor you included in response to comment 21 in our letter dated April 15, 2011. Please expand upon this disclosure to provide a more detailed explanation as to how the material weakness related to the accounting for income taxes impacted and/or could impact your combined financial statements.

Response: The Company has revised the Registration Statement on page 31 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies, page 67

5.	We note your responses to comments 33 and 34 in our letter dated April 15, 2011. While we understand your position that you do not capitalize maintenance costs but rather maintenance capital expenditures, there remains a concern that an investor may not fully understand the difference between the activities associated with those costs that you consider repair and maintenance costs versus the activities associated with those costs that are capital expenditures under the maintenance category. Considering that you operate in a capital-intensive business and that your maintenance capital expenditures of $45.9 million substantially exceeded the $2.9 million of properties, plants and equipment written-off during fiscal year 2010, we continue to request that you provide investors with your accounting policy for those costs that you capitalize versus those costs that you expense as incurred. This disclosure should provide investors with the key factors that management considers in making the decision to capitalize or expense as incurred. Please also ensure your disclosure explains the types of direct and indirect costs that are capitalized (e.g., employee labor costs). Finally, please provide investors with a comprehensive discussion regarding the long-term impact of your capital expenditure decisions regarding the construction, expansion, maintenance, or idling of your facilities. Refer to Sections 501.13.d. and 501.14 of the Financial Reporting Codification for guidance.

Response: The Company duly acknowledges the Staff’s comment and has removed references to maintenance capital and has characterized these expenditures as “ongoing”. Additionally, the Company has revised the Registration Statement on pages 77 and F-9 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

6.	We note your response to comment 35 in our letter dated April 15, 2011. While we understand your position that since repairs and maintenance expenditures are less than five percent of total costs and operating expenses for each of the three fiscal years presented, we contend that this is useful information to investors since you operate a capital-intensive business. Further, your distinction between repair and maintenance expenses and capitalized costs to improve effectiveness remains unclear. As such, we continue to request that you disclose the amount of repairs and maintenance costs recognized for each period presented to allow investors to understand the impact of this distinction on your consolidated financial statements.

Response: The Company has revised the Registration Statement on page 80 in response to the Staff’s comment.

Capital Requirements and Expenditures, page 68

7.	We note your disclosure on page 52 regarding your expansion plan and certain surface mining opportunities and the expected capital outlays associated with each undertaking. In this section, please describe these material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 120

8.	We reissue comment 50 in our letter dated April 15, 2011. Please revise the following disclosure to provide the requested information:

Response: The Company has revised the Registration Statement on pages 133, 134 and 141 in response to the Staff’s comment.

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On page 121, we note that Sunoco benchmarks Mr. Thomson’s total direct compensation. Please disclose where actual total direct compensation fell within the targeted parameters for Mr. Thomson. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 131 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

•

On page 123, it appears that Sunoco benchmarks Mr. Thomson’s annual incentive under the SEIP. Please clearly identify the benchmark and disclose where actual compensation fell within the targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 131 and 134 in response to the Staff’s comment.

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On page 130, we note that SunCoke benchmarks total direct compensation for Messrs. Titus and McGrath. Please disclose where actual total direct compensation fell within the targeted parameters for Messrs. Titus and McGrath. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 141 in response to the Staff’s comment.

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On page 131, it appears that SunCoke benchmarks the target bonus award for Messrs. Titus, McGrath, and White. Please disclose where actual compensation fell within the targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(dv) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 141, 143 and 144 in response to the Staff’s comment.

Elements/Components of SunCoke’s 2010 Compensation Programs, page 130

SunCoke Annual Incentive, page 131

9.	We partially reissue comment 52 in our letter dated April 15, 2011. Please disclose in more detail how you determined the overall HES achievement of 69 percent based on the percentage of targets achieved for the four metrics disclosed on page 132. Additionally, since the actual payout for each named executive officer is adjusted for individual performance and it appears that Mr. McGrath’s annual bonus was adjusted down from the award he would have received under the disclosed formula while the annual bonuses for Messrs. Titus and White appear to be adjusted up, please revise to discuss for each named executive officer the elements of individual performance and contribution that are taken into account when determining each named executive officer’s actual payout. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

Response: The Company has revised the Registration Statement on page 143 in response to the Staff’s comment.

Summary Compensation Table, page 141

10.	We note that Messrs. Titus and McGrath were granted awards under SunCoke’s Leadership Recognition Plan on March 1, 2010. Please tell us where these awards are disclosed in the Summary Compensation Table or revise your disclosure accordingly. Alternatively, please provide us with your analysis as to why these awards are not required to be disclosed in the Summary Compensation Table.

Response: The Company has revised the Registration Statement on page 154 in response to the Staff’s comment.

Arrangements Between Sunoco and Our Company, page 154

11.	We note your response to comment 54 in our letter dated April 15, 2011. We further note that you have not listed the Steam Agreement described on page 164 in your exhibit index. Please advise or revise your exhibit index disclosure to include this agreement.

Response: The Company acknowledges the Staff’s comment and has filed the Steam Supply and Purchase Agreement dated January 1, 2011 as exhibit 10.17 to the Registration Statement.

Index to Financial Statements, page F-1

12.	Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements and corresponding financial information in Amendment No. 2. In particular, the Company has revised the Registration Statement on pages 46 through 54, 63, 70, 70-78, and F-31 through F-48 in response to the Staff’s comment.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

2. Related Party Transactions, page F-11

13.	We note the additional disclosure you provided on page F-12 in response to comment 66 in our letter dated April 15, 2011. Please expand your disclosure to clarify what consideration was distributed to Sunoco for prior years’ earnings of certain subsidiaries. In this regard, it is unclear how your combined financial statements were impacted by this distribution, if the consideration was not cash.

Response: The Company has revised the Registration Statement on pages F-12 and F-13 in response to the Staff’s comment.

7. Asset Retirement Obligations, page F-19

14.	Please revise the rollforward of your asset retirement obligations to separately present changes in estimated obligations and accretion expense. Please refer to ASC 410-20-50-1.c. Please also provide a description of your retirement obligations for your assets, including those assets with retirement obligations. Please quantify the number of each type of asset with retirement obligations distinguishing between those assets you are able to reasonably estimate the fair value of the obligations from those assets you are not. To the extent that are retirement obligations you are unable to reasonably estimate, please disclose the reasonable. Please refer to ASC 410-20-50-1.a. and 50-2.

Response: The Company has revised the Registration Statement on page F-18 in response to the Staff’s comment.

Exhibit Index

15.	We note your response to comment 72 in our letter dated April 15, 2011. Please provide us with your analysis pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K since you are a party to this agreement with Sunoco and the debt exchange party, both of which are underwriters with respect to this offering. Otherwise, please file the debt exchange agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and will file the exchange agreement as Exhibit 1.2 to the Registration Statement as soon as practicable.

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

16.	We note your response to comment 73 in our letter dated April 15, 2011; however, we reissue the comment. While we note that the coke sales contracts were made in the ordinary course of business, it appears that your business is substantially dependent on one or more of these contracts. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. For example, we note your disclosure on page 19 where you state that substantially all your domestic coke sales are currently made under long-term contracts with ArcelorMittal, U.S. Steel, and AK Steel and that you expect these three customers to continue to account for a significant portion of your revenues for the foreseeable future. We also note your statement on page 20 that if any one or more of these customers were to significantly reduce its purchases of coke from you, or default on their agreements with you, or fail to renew or terminate its agreements with you, or if you were unable to sell coke to any one or more of these customers on terms as favorable to you as the terms under your current agreements, our cash flows, financial position and results of operations could be materially and adversely affected.

Additionally, please explain in more detail why operating income, excluding corporate overhead, is the appropriate financial measure to determine whether you are substantially dependent on any one of your coke sales agreements. We note that there are several factors that indicate that it would be more appropriate to evaluate significance based on revenues. Specifically, you report revenues for financial reporting purposes on a gross rather than net basis. Further, you are responsible for supplying coke to your customers under the coke sales agreements and you physically change the product you supply to your customers through your cokemaking technology and proprietary know-how. We therefore believe that revenues are the appropriate financial measure for determining whether you are substantially dependent on any of your coke sales agreements.

Therefore, based on your disclosure on page 91, where you state that ArcelorMittal accounted for 69 percent of your revenue in 2010 and that you expect ArcelorMittal to account for 56 percent of your revenue in 2012, it appears that your business will continue to be substantially dependent on your coke sales agreement with ArcelorMittal. Please provide us with your detailed analysis, using revenues as the determinative financial measure, explaining why your coke sales agreements are not material or file these agreements as exhibits to your registration statement in accordance with Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed redacted versions of the coke sales contracts with the Registration Statement as Exhibits 10.18

Mr. Ingram

Securities and Exchange Commission

June 3, 2011

through 10.34. In addition, the Company filed a confidential treatment request with the Staff with respect to such contracts on June 3, 2011.

Exhibit 5.1 – Legal Opinion of Wachtell Lipton, Rosen & Katz

17.	Please arrange for counsel to opine that the shares of common stock are duly authorized instead of will be duly authorized.

Response: The Company acknowledges the Staff’s comment and has arranged for counsel to provide a revised form of opinion, which is filed as Exhibit 5.1 to the Registration Statement.

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1394.

Sincerely,

/s/ David K. Lam
David K. Lam

cc:	Denise R. Cade, Esq.
Senior Vice President and General Counsel
SunCoke Energy, Inc.
1011 Warrenville Road, 6th Floor.
Lisle, IL 60532

Stacy L. Fox, Esq.
Senior Vice President and General Counsel
Sunoco, Inc.
1818 Market Street – Suite 1500
Philadelphia, Pennsylvania 19103